May 2, 2013

Robert F. Telewicz, Jr.

Senior Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harris Interactive Inc.

Form 10-K for Fiscal Year Ended June 30, 2012 (filed September 25, 2012)

File No. 0-27577

Dear Mr. Telewicz:

By this letter, Harris Interactive Inc. (the “Company”) responds to the Staff’s letter of April 23, 2013. To aid in your review, we have repeated each Staff comment followed by the Company’s corresponding response.

Form 10-K for the fiscal year ended June 30, 2012

General

1.	We note your response to our prior comment 1. Given that you consider Adjusted EBITDA to be a key performance indicator, please revise your MD&A in future filings to include a discussion of Adjusted EBITDA or explain to us why you do not believe a discussion of this key performance indicator is necessary. In your revised disclosure, please provide all of the items required by Item 10(e) of Regulation S-K. In addition, we note in your disclosure that you consider Adjusted EBITDA to be a measure of the company’s performance. However, your response also states that the measure is used to assess the Company’s ability to service or incur indebtedness, which seems to imply that the measure is used as a liquidity measure. Please clarify for us whether Adjusted EBITDA is a performance or liquidity measure or both. In your response, please provide an example of any proposed disclosure to be included in future filings.

The Company advises the Staff that it considers Adjusted EBITDA to be both a key performance indicator and a liquidity measure. Accordingly, it will revise its disclosure in its next periodic filing to read as follows:

We define adjusted EBITDA, a non-GAAP financial measure, as earnings before net interest expense, income taxes, depreciation and amortization, and stock based compensation. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We are presenting adjusted EBITDA because it provides investors with an additional way to view our operations, when considered with both our GAAP results and the reconciliation to net income, which we believe provides a more complete understanding of our business than could be obtained absent this disclosure. Adjusted EBITDA is presented solely as a supplemental disclosure because:

•	It is a useful tool for our management and investors to assess the operating performance of the business without the effect of non-cash depreciation, amortization and stock based compensation expenses;

•	It is a metric we use in determining the level of incentive compensation we award to senior management and other key employees;

•	It is useful to both our management and our investors in assessing our ability to service or incur indebtedness; and

•	It is a component of the financial covenant measures used by our lenders in connection with our credit facilities.

The use of adjusted EBITDA has limitations and should not be considered in isolation from or as an alternative to GAAP measures, such as net income, operating income or other data prepared in accordance with GAAP.

Adjusted EBITDA after the effect of restructuring and other charges, also a non-GAAP financial measure, is a key operating metric that we believe is useful to investors because it provides a means for them to better understand our ongoing operations.

A reconciliation of net income (loss) to adjusted EBITDA and adjusted EBITDA after the effect of restructuring and other charges is presented below:

	For the Three Months Ended March 31,		For the Nine Months Ended March 31,
	2013	2012	2013	2012
GAAP net income (loss)
Loss from discontinued operations, net of tax
Interest expense, net
Provision (benefit) for income taxes
Depreciation and amortization
EBITDA
Stock-based compensation
Adjusted EBITDA
Adjusted EBITDA
Add back of restructuring and other charges
Adjusted EBITDA with add back of restructuring and other charges

Adjusted EBITDA and adjusted EBITDA after the effect of restructuring and other charges for the three and nine months ended March 31, 2013 will be compared with the same prior year period, with any fluctuations explained accordingly.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Significant Factors Affecting Company Performance, page 34

Key Operating Metrics, page 34

2.	We have considered your response to our prior comments 3 and 4 and the proposed revisions to your disclosure. Please enhance your disclosure in future filings to clearly state, if true, that contracts may be canceled, or the scope of the contract can be reduced at any time.

The Company advises the Staff that it will enhance its disclosure in its next periodic filing to clearly state that generally, contracts may be canceled and that the scope of a contract can be reduced at any time.

***********************************

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above responses, please contact me at (585) 214-7751.

Sincerely,

/s/ Eric W. Narowski

Eric W. Narowski
Chief Financial Officer

Cc:	John A. Russell

Pricewaterhouse Coopers